Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We consent to the incorporation by reference in the Registration Statements No. 333-159576 and 333-179620 on Form S-8 of Packaging Corporation of America of our report dated June 27, 2014 with respect to the statement of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the supplemental schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Packaging Corporation of America Thrift Plan for Hourly Employees.

                    /s/ KMPG LLP

Chicago, Illinois

June 27, 2014